L'ORÉAL

06014142

RECEIVED
2006 JUN -6 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

Clichy, June 1st, 2006

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- **Weekly disclosures of trading in the Company's own shares from May 2nd to May 29th 2006, as filed with the French *Autorité des Marchés Financiers.***

Very truly yours,

The International Financial Communications Director

Jean-Régis CAROF

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

dlo 6/6

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 02/05/2006 to 11/052006 period:

Session of	Number of shares	Weighted average price in €	Amount in €
02/05/2006	120 000	73,76	8 851 200,00
03/05/2006	120 000	73,89	8 866 800,00
04/05/2006	100 000	74,09	7 409 470,00
10/05/2006	150 000	73,08	10 962 390,00
11/05/2006	150 000	72,61	10 891 350,00
			0,00
Total	**640 000**		**46 981 210,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 12/05/2006 to 19/052006 period:

Session of	Number of shares	Weighted average price in €	Amount in €
12/05/2006	125 000	70,84	8 855 000,00
15/05/2006	100 000	69,76	6 975 950,00
16/05/2006	100 000	69,87	6 987 100,00
17/05/2006	130 000	69,26	9 003 540,00
18/05/2006	100 000	69,34	6 934 000,00
19/05/2006	50 000	68,41	3 420 745,00
Total	**605 000**		**42 176 335,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 22/05/2006 to 29/052006 period:

Session of	Number of shares	Weighted average price in €	Amount in €
22/05/2006	100 000	67,92	6 791 640,00
23/05/2006	51 752	69,30	3 586 446,48
24/05/2006	90 000	69,16	6 224 576,00
25/05/2006	55 000	69,72	3 834 600,00
26/05/2006	128 248	70,83	9 083 805,84
29/05/2006	90 000	70,97	6 387 552,00
Total	**515 000**		**35 908 620,32**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.